[redacted]

14047438

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: March 31, 2016<br>Estimated average burden<br>Hours per response...12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68916 |

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
405

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**DLX Financial Group, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**4143 Tamarack Drive**

(No. and Street)

| **Medford** | **Oregon** | **97504** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Edward Curiel** 541-858-9899

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

**EisnerAmper, LLP**

(Name – *if individual, state, last, first, middle name*)

| **One Market, Landmark, Suite 620** | **San Francisco** | **CA** | **94105** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, **Edward Curiel** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **DLX Financial Group, LLC**, as of **December 31, 2013**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

**n/a**

Edward Curiel
Signature

CEO
Title

Subscribed and sworn to before me this 26th day of Feb. 2014 by Edward Curiel.

Notary Public for Oregon My commission exp: 04.08.2017

OFFICIAL SEAL
ELENA SILVIA VOIN
NOTARY PUBLIC-OREGON
COMMISSION NO. 476902
MY COMMISSION EXPIRES APRIL 08, 2017

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for Brokers and Dealers Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation- Customer Regulated Commodity Futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DLX Financial Group, LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2013

**TO THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA**

**VERIFICATION FORM PURSUANT TO CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)**

**(Executed WITHIN OR WITHOUT of the State of California)**

I, Edward Curiel, declare under penalty of perjury under the laws of the State of California that I have read the annexed financial report and supporting schedules and know the contents thereof to be true and correct to my best knowledge and belief; and neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 25th day of February, 2014, at
Medford, ~~California.~~ Oregon.

Edward Curiel
(Signature of person signing)

CEO
(Title of person signing report)

DLX Financial Group, LLC
(Name of Licensee)

158690
(File Number)

INSTRUCTIONS:

1. If the broker-dealer, investment adviser is a sole proprietorship, the verification shall be made by the proprietor; if a partnership, by a general partner; or if a corporation, by a duly authorized officer.

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488
www.eisneramper.com

# INDEPENDENT AUDITORS' REPORT

To the Member
DLX Financial Group, LLC

## Report on the Financial Statements

We have audited the accompanying financial statements of DLX Financial Group, LLC which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DLX Financial Group, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

EISNERAMPER
ACCOUNTANTS & ADVISORS

***Other matter***

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

EisnerAmper LLP

San Francisco, CA
February 25, 2014

DLX Financial Group, LLC
Statement of Financial Condition
December 31, 2013

| | | |
|---|---|---|
| ***Assets*** | | |
| Cash | $ | 65,935 |
| Accounts receivable | | 166,847 |
| Prepaid expenses | | 24,359 |
| Furniture, equipment, and leasehold improvements, net | | 1,998 |
| ***Total assets*** | $ | 259,139 |
| ***Liabilities and Member's Equity*** | | |
| ***Liabilities*** | | |
| Accounts payable and accrued expenses | $ | 153,238 |
| Deferred revenue | | 18,661 |
| ***Total liabilities*** | | 171,899 |
| Member's equity | | 87,240 |
| ***Total liabilities and member's equity*** | $ | 259,139 |

***See Accompanying Notes to Financial Statements***

DLX Financial Group, LLC
Statement of Operations
Year Ended December 31, 2013

| | |
|---|---|
| ***Revenues*** | |
| Management and incentive fee income | $ 216,553 |
| Marketing and distribution service fee | 134,591 |
| ***Total revenues*** | 351,144 |
| ***Expenses*** | |
| Registered representative commissions | 185,239 |
| Member compensation and benefits | 112,452 |
| General and administrative | 29,373 |
| Professional fees | 13,394 |
| Depreciation | 5,831 |
| Information technology, telephone and market data | 1,253 |
| Other expenses | 9,663 |
| ***Total expenses*** | 357,206 |
| ***Net loss*** | $ (6,062) |

***See Accompanying Notes to Financial Statements***

DLX Financial Group, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2013

| | | |
|---|---|---|
| Member's equity, beginning of year | $ | 93,302 |
| Net loss | | (6,062) |
| Member's equity, end of year | $ | 87,240 |

***See Accompanying Notes to Financial Statements***

DLX Financial Group, LLC
Statement of Cash Flows
Year Ended December 31, 2013

| | |
|---|---|
| ***Cash flows from operating activities:*** | |
| Net loss | $ (6,062) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation | 5,831 |
| Increase in accounts receivable | (151,499) |
| Decrease in prepaid expenses | 820 |
| Increase in deferred revenue | 18,661 |
| Increase in accounts payable and accrued expenses | 130,582 |
| ***Total adjustments*** | 4,395 |
| ***Net cash used in operating activities*** | (1,667) |
| ***Net decrease in cash*** | (1,667) |
| ***Cash , beginning of year*** | 67,602 |
| ***Cash , end of year*** | $ 65,935 |

***See Accompanying Notes to Financial Statements***

1. Business and Summary of Significant Accounting Policies

Business

DLX Financial Group, LLC (the "Company") is an Oregon Limited Liability Company formed on June 30, 2011. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary source of revenue is fees generated from the marketing and distribution of privately placed securities and hedge funds. For the year ended December 31, 2013, primarily all revenues generated by the Company were received from an entity that serves as investment manager to a family of hedge funds. The Financial and Operations Principal, who is also a registered representative of the Company, is also affiliated with this investment manager.

As a limited liability company, the member's liability is limited to amounts reflected in the member's capital account.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Revenue and Accounts Receivable

The Company provides its services under terms of a placement agent agreement. The Company receives a fixed quarterly fee for marketing and distribution services at the beginning of each quarter. Such fees are recorded during the quarter as earned. The Company also receives a percentage of management and incentive fees earned by the investment manager of the hedge funds on the accounts introduced by the Company to the investment manager and/or the hedge funds. The Company's share of management fees due from the investment manager is invoiced quarterly. These fees are recorded at the beginning of each month when the investment manager receives such fees from the underlying hedge funds. The Company's share of incentive fees earned by the investment manager is invoiced and recorded when the investment manager has met all the conditions to receive such incentive fees from the underlying hedge funds. Accounts receivable represents fees receivable from the investment manager at December 31 and are recorded at the invoiced amount and do not bear interest. Management believes that the accounts receivable at December 31, 2013 are fully collectable.

1. Business and Summary of Significant Accounting Policies (continued)

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost, net of accumulated depreciation of $9,665. Depreciation is computed under the straight-line method using estimated useful lives of 2 years.

Income Taxes

The Company is treated as a single member limited liability company for all relevant jurisdictions and its taxable income and taxes paid, if any, are included with the income tax return of the member. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Tax returns for the years 2011, 2012 and 2013 are open for examining by tax authorities.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $36,670 which was $25,210 in excess of its required net capital of $11,460. The Company's aggregate indebtedness to net capital ratio was 4.688 to 1.

3. Office Premises

The Company operates from the personal residence of its Managing Member in Medford, Oregon. There is no lease expense associated with the use of its Managing Member's personal residence. In addition, the Company entered into a Subtenant Agreement for a branch office located in Irvine, CA. The landlord for this space is the same investment advisor from whom the Company earned all its revenues for 2013. The Company incurred no lease expense for the branch located in Irvine as the landlord agreed to waive the $100 per month lease expense for the entire year 2013. The Rent Waiver Agreement requires the landlord to provide notice to the Company if the Tenant intends for the Company to commence making lease payments.

The Company has no other expense sharing arrangements.

4. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

5. Subsequent Events

Management evaluated subsequent events through February, 25, 2014, the date these financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER: DLX Financial Group, LLC as of December 31, 2013

| | | | | |
|---|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | | $ 87,240 | 3480 |
| 2. Deduct ownership equity not allowable for Net Capital | | | ( ) | 3490 |
| 3. Total ownership equity qualified for Net Capital | | | 87,240 | 3500 |
| 4. Add: | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 3520 |
| B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5. Total capital and allowable subordinated liabilities | | | $ 87,240 | 3530 |
| 6. Deductions and/or charges: | | | | |
| A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | 50,570 | 3540 | | |
| B. Secured demand note delinquency | | 3590 | | |
| C. Commodity futures contracts and spot commodities – proprietary capital charge. | | 3600 | | |
| D. Other deductions and/or charges | | 3610 | ( 50,570 ) | 3620 |
| 7. Other additions and/or allowable credits (List) | | | | 3630 |
| 8. Net capital before haircuts on securities positions | | | 36,670 | 3640 |
| 9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f): | | | | |
| A. Contractual securities commitments | | 3660 | | |
| B. Subordinated securities borrowings | | 3670 | | |
| C. Trading and investment securities: | | | | |
| 1. Exempted Securities | | 3735 | | |
| 2. Debt securities | | 3733 | | |
| 3. Options | | 3730 | | |
| 4. Other securities | | 3734 | | |
| D. Undue Concentration | | 3650 | | |
| E. Other (List) | | 3736 | ( ) | 3740 |
| 10. Net Capital | | | $ 36,670 | 3750 |

OMIT PENNIES

Notes:

| | | |
|---|---|---|
| Non-allowable assets: | | |
| Receivable from customer | $ | 24,213 |
| Prepaid expenses | | 24,359 |
| Furniture, equipment, and leasehold improvements, net | | 1,998 |
| Total non-allowable assets | $ | 50,570 |

SCHEDULE I
Page 2 of 2

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER: DLX Financial Group, LLC as of December 31, 2013

## COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

| | | | | |
|---|---|---|---|---|
| 11. Minimum net capital required (6 2/3% of line 19) | | | $ 11,460 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | | $ 5,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | | | $ 11,460 | 3760 |
| 14. Excess net capital (line 10 less 13) | | | $ 25,210 | 3770 |
| 15. Net capital less greater of 10% of line 19 or 120% of line 12 | | | $ 19,480 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | |
|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | $ 171,899 | 3790 |
| 17. Add: | | | | |
| A. Drafts for immediate credit | $ | 3800 | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | |
| C. Other unrecorded amounts (List) | $ | 3820 | | 3830 |
| 19. Total Aggregate indebtedness | | | $ 171,899 | 3840 |
| 20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) | | | % 468.77 | 3850 |
| 21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

| | | |
|---|---|---|
| 22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits | | 3970 |
| 23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A) | | 3880 |
| 24. Net capital requirement (greater of line 22 or 23) | | 3760 |
| 25. Excess capital (line 10 or 24) | | 3910 |
| 26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000 | | 3920 |

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

DLX Financial Group, LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2013

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

SCHEDULE III

DLX Financial Group, LLC
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2013

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

DLX Financial Group, LLC
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2013

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between Schedule I and the respondent's computation is as follows:

| | Net Capital | Aggregate Indebtedness | Percentage |
|---|---|---|---|
| Computation per respondent | $ 36,670 | $ 171,899 | 468.77% |
| Computation per Schedule I | 36,670 | 171,899 | 468.77% |
| Differences | (0) | - | |

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488
www.eisneramper.com

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member of
DLX Financial Group, LLC

In planning and performing our audit of the financial statements of DLX Financial Group, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

EISNERAMPER
ACCOUNTANTS & ADVISORS

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

San Francisco, CA
February 25, 2014